Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Arrow Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Arrow Financial Corporation relating to the Arrow Financial Corporation 2013 Long-Term Incentive Plan, of our reports dated March 15, 2013, with respect to the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Arrow Financial Corporation.

/s/ KPMG LLP

Albany, NY

May 9, 2013